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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)
               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year end December 31, 2001

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from ______ to ______

                         COMMISSION FILE NUMBER 0-10587

                          FULTON FINANCIAL AFFILIATES'
                          401(k) SAVINGS PLAN AND TRUST
                            (Full title of the Plan)

                          FULTON FINANCIAL CORPORATION
                                 One Penn Square
                               Lancaster, PA 1702
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Affiliates' 401(k) Savings Plan and Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        FULTON FINANCIAL AFFILIATES'
                                        401(k) SAVINGS PLAN AND TRUST

                                        By: /s/ James B. Adams
                                           -------------------------------------

Date: July 16, 2002

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EXHIBIT INDEX

EXHIBIT DESCRIPTION

1 Audited financial statements and supplemental schedule for Fulton Financial Affiliates' 401(k) Plan and Trust

2  Consent of Independent Auditors

EXHIBIT 1

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                          FULTON FINANCIAL AFFILIATES'
                          401(k) SAVINGS PLAN AND TRUST

                                FINANCIAL REPORT

                                DECEMBER 31, 2001

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                                 C O N T E N T S
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Financial Report

      A.   Independent Auditor's Report                                                                       1

      B.   Statements of Net Assets Available for Plan Benefits                                               2

      C.   Statements of Changes in Net Assets Available for Plan Benefits                                    3

      D.   Notes to Financial Statements                                                                  4 - 9

      E.   Supplemental Schedule of Assets Held for Investment Purposes                                      10

      F.   Supplemental Schedule of Reportable Transactions                                                  11
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                                Financial Report